Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

VOLUNTARY ANNOUNCEMENT

This announcement is made by City Telecom (H.K.) Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of the Company is pleased to announce that on 15 August 2011, Hong Kong Media Production Company Limited (“HKMP”), a wholly-owned subsidiary of the Company entered into an agreement for lease (the “Agreement”) with Hong Kong Science and Technology Parks Corporation (the “Corporation”). Under the Agreement, the Corporation shall lease a piece or parcel of land situate at Remaining Portion of Section S of Tseung Kwan O Town Lot No.39 and extensions thereto (the “Land”) to HKMP at a land premium of HK$47,958,800 from the date of possession until 27 June 2047 and on the terms set out in the Agreement. The land premium will be funded from internal resources within the Group.

The area of the Land is approximately 20,408 square metres (equal to about 219,670 square feet) with a permitted plot ratio of 2.5. The Company intends to construct a multimedia production and distribution centre (the “Multimedia Centre”) with a total estimated gross floor area of approximately 300,000 square feet to facilitate development of the Company’s multimedia creative business. The construction of the Multimedia Centre is expected to complete within 36 months from the date of possession. The initial construction cost is estimated to be approximately HK$600 million. The construction cost of the Multimedia Centre will be funded from internal resources and banking facilities within the Group.

The Board considers that the Agreement to be on normal commercial terms which are fair and reasonable as far as the Company and its shareholders are concerned and is in the interests of the Company and its shareholders as a whole.

Further announcement will be made as and when appropriate in accordance with the Listing Rules.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 15 August 2011

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.